                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*

                          DuraSwitch Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  266905 20 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Diana L. Kaye, Esq.
                     Delphi Automotive Systems Corporation
                               5725 Delphi Drive
                              Troy, Michigan 48098
                                 (248) 813-2000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 20, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule
     13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 266905 20 7             13D                        PAGE 2 OF 7   PAGES

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Delphi Automotive Systems Corporation 38-3430473
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC, OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,876,846*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,876,846*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,876,846*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

      • Delphi Automotive Systems Corporation has the right to purchase up to 1,876,846 shares of DuraSwitch Common Stock (as defined herein) upon the exercise of an option granted to Delphi pursuant to an Option Purchase Agreement dated April 20, 2000, between Delphi Automotive Systems Corporation and DuraSwitch Industries, Inc., and a warrant issued to Delphi pursuant to a Warrant Purchase Agreement dated April 20, 2000, between Delphi Automotive Systems Corporation and DuraSwitch Industries, Inc. Until either the option or the warrant is exercised, Delphi Automotive Systems Corporation does not have any right to vote (or to direct the voting of) or dispose (or direct the disposition of) any shares of DuraSwitch Common Stock that may be purchased upon exercise of the option or the warrant.

SCHEDULE 13D

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the common stock, par value $.001 per share (the “DuraSwitch Common Stock”), of DuraSwitch Industries, Inc. (“DuraSwitch”). The address of the principal executive office of DuraSwitch is 234 South Extension Road, Mesa, Arizona 85210.

Item 2. Identity and Background.

      This statement is filed by Delphi Automotive Systems Corporation, a Delaware corporation (“Delphi”). The address of the principal business and principal office of Delphi is 5725 Delphi Drive, Troy, Michigan 48098. Delphi is a world leading supplier of automotive components, integrated systems and modules to the automotive industry.

      To the best of Delphi’s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Delphi and the names, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

      During the last five years, neither Delphi nor, to the best knowledge of Delphi, any of the executive officers or directors of Delphi has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Delphi nor, to the best knowledge of Delphi, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On April 20, 2000, DuraSwitch entered into an Option Purchase Agreement (the “Option Purchase Agreement”) and a Warrant Purchase Agreement (“Warrant Purchase Agreement”) with Delphi. Pursuant to the Option Purchase Agreement, DuraSwitch granted to Delphi an irrevocable option (the “Option”) to purchase 1,651,846 shares of DuraSwitch Common Stock (subject to adjustment) at a purchase price per share equal to $7.00 (subject to adjustment). The Option is immediately exercisable. The purchase price required to purchase the shares of DuraSwitch Common Stock subject to the Option would be $11,562,922.

      Pursuant to the Warrant Purchase Agreement, DuraSwitch issued to Delphi a warrant (the “Warrant”) to purchase up to 225,000 shares of DuraSwitch Common Stock (subject to adjustment) at a purchase price per share equal to $7.00 (subject to adjustment). The Warrant is immediately exercisable. The purchase price required to purchase all shares of DuraSwitch Common Stock subject to the Warrant would be $1,575,000.

      Delphi anticipates that any funds to be paid by it upon exercise of the Option or the Warrant would be provided from working capital and cash on hand. No separate consideration was paid in connection with the Option Purchase Agreement or the Warrant Purchase Agreement. The descriptions of the Option Purchase Agreement and the Warrant Purchase Agreement contained herein are qualified in their entirety by reference to the Option Purchase Agreement and the Warrant Purchase Agreement, which are attached hereto as Exhibits 1 and 2, respectively.

Item 4. Purpose of Transaction.

      Delphi acquired the Option and the Warrant for investment purposes. At the time of the execution of the Option Purchase Agreement and the Warrant Purchase Agreement, Delphi and DuraSwitch also executed a License Agreement dated April 20, 2000, pursuant to which Delphi obtained certain rights to utilize and manufacture DuraSwitch’s magnetically coupled switch technology for the automotive industry. Delphi may acquire or dispose of additional securities of DuraSwitch from time to time in privately negotiated transactions or otherwise, subject to market conditions and other factors. Except as set forth in the paragraph below, Delphi has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

      Pursuant to the Option Purchase Agreement and the Warrant Purchase Agreement, DuraSwitch granted Delphi the Option and the Warrant, which provide for the purchase of up to 1,876,846 shares of DuraSwitch Common Stock (subject to adjustment) at a purchase price equal to $7.00 per share (subject to adjustment), representing, in the aggregate, approximately 19.9% of the shares of DuraSwitch Common Stock issued and outstanding (including shares issued pursuant to the Option and the Warrant). The Option Purchase Agreement provides that upon the exercise of the Option, Delphi and the primary shareholders of DuraSwitch, Messrs. R. Terren Dunlap, Anthony J. Van Zeeland and Robert J. Brilon (the “Primary Shareholders”), will enter into a Shareholders’ Agreement (the “Shareholders’ Agreement”) that provides that all shares owned by them will be voted in such manner, and DuraSwitch, Delphi and the Primary Shareholders will take such other action, as will be necessary to: (i) cause the bylaws of DuraSwitch to be amended to include the terms set forth in subparagraph (v) below (to the extent such bylaws are not already in effect); (ii) prevent, without the written consent of Delphi, any amendment to the articles of incorporation or bylaws of DuraSwitch except as referred to in clause (i) above; (iii) cause the board of directors of DuraSwitch to consist of six members and to cause one designee of Delphi (increased to two designees if Delphi’s ownership interest increases to 20% or greater and the board of directors increases to greater than six members) and three designees of the Primary Shareholders to be elected as directors of DuraSwitch; (iv) prevent DuraSwitch from taking any action inconsistent with the Shareholders’ Agreement or the articles of incorporation or bylaws described therein; and (v) prevent any subsidiary or affiliate of DuraSwitch from taking, without the consent of Delphi, any of the actions listed in the following sentence which, if taken by DuraSwitch, would require the prior unanimous consent of the directors of DuraSwitch. Approval of the following matters must include the unanimous affirmative vote of the directors of DuraSwitch: (i) changing the nature of DuraSwitch’s business or expanding or reducing the scope of DuraSwitch’s operations; (ii) amending the articles of incorporation or bylaws of DuraSwitch; (iii) creating debt or debt obligations exceeding a two to one ratio of debt to equity; and (iv) paying dividends or other distributions absent positive retained earnings.

      The descriptions of the Option Purchase Agreement and the Warrant Purchase Agreement contained herein are qualified in their entirety by reference to the Option Purchase Agreement and the Warrant Purchase Agreement, which are attached hereto as Exhibits 1 and 2, respectively.

Item 5. Interest in Securities of the Issuer.

      DuraSwitch granted to Delphi the Option to purchase 1,651,846 shares of DuraSwitch Common Stock (subject to adjustment) at a purchase price per share equal to $7.00 (subject to adjustment) pursuant to the Option Purchase Agreement, and issued to Delphi the Warrant to purchase up to 225,000 shares of DuraSwitch Common Stock (subject to adjustment) at a purchase price per share equal to $7.00 (subject to adjustment) pursuant to the Warrant Purchase Agreement. The Option may be exercised immediately by Delphi and expires at 11:59 p.m. on June 30, 2000. The Warrant may be exercised immediately by Delphi and expires at 11:59 p.m. on April 20, 2002 or, if Delphi exercises the Option, at 11:59 p.m. on April 20, 2004. Pursuant to the Option Purchase Agreement and the Warrant Purchase Agreement, Delphi has certain registration rights relating to the shares of DuraSwitch Common Stock issuable upon the exercise of the Option or the Warrant.

      The total of 1,876,846 shares of DuraSwitch Common Stock (subject to adjustment) subject to the Option and the Warrant represents approximately 19.9% of the shares of DuraSwitch Common Stock issued and outstanding (including shares issued pursuant to the Option and the Warrant). Pursuant to the Option Purchase Agreement, if DuraSwitch issues additional shares of DuraSwitch Common Stock upon the exercise of options, warrants, convertible instruments and other rights to acquire DuraSwitch Common Stock (an “Issuance”), the number of shares subject to the Option will be increased to allow Delphi to purchase such number of shares of DuraSwitch Common Stock as is necessary to maintain its 19.9% ownership interest, at an exercise price equal to the average closing price of the DuraSwitch Common Stock over the 90 day period immediately preceding the date of such issuance. The Option for such additional shares may be exercised at any time within 90 days after DuraSwitch notifies Delphi of such an Issuance. Conversely, if DuraSwitch acquires or retires shares of DuraSwitch Common Stock (a “Redemption Event”), Delphi has the right to require DuraSwitch to purchase (the “Put Right”) such number of shares of DuraSwitch Common Stock as is necessary to maintain Delphi’s 19.9% interest. The price at which DuraSwitch will buy such shares will be the same price paid by DuraSwitch in the Redemption Event. The Put Right may be exercised by Delphi within 90 days after DuraSwitch notifies Delphi of the occurrence of a Redemption Event. The descriptions of the Option Purchase Agreement and the Warrant Purchase Agreement contained herein are qualified in their entirety by reference to the Option Purchase Agreement and the Warrant Purchase Agreement, which are attached hereto as Exhibits 1 and 2, respectively.

      Until either the Option or the Warrant is exercised, Delphi does not have any right to vote (or to direct the voting of) or dispose (or direct the disposition of) any shares of DuraSwitch Common Stock that may be purchased upon exercise of the Option or the Warrant.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information set forth in Items 3 through 5 is incorporated herein by reference. Copies of the Option Purchase Agreement and Warrant Purchase Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D. To the best of Delphi’s knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between such persons and any person, with respect to the securities of DuraSwitch.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1 99.2	Option Purchase Agreement Warrant Purchase Agreement

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELPHI AUTOMOTIVE SYSTEMS CORPORATION

/s/ Diane L. Kaye Name: Diane L. Kaye Title: Secretary

Date: April 28, 2000

SCHEDULE I

      Directors and Executive Officers of Delphi Automotive Systems Corporation

      The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Delphi. Except as indicated below, each person is a U. S. citizen, and the business address of each such person is 5725 Delphi Drive, Troy, Michigan 48098.

Board of Directors

Name and Title	Present Principal Occupation

J.T. Battenberg III	Chairman, Chief Executive Officer and President

Chairman of the Board	Delphi Automotive Systems Corporation

Oscar de Paula Bernardes Neto* Director	Chairman of the Board Santista Alimentos S/A and Seara Alimentos S/A

Virgis W. Colbert Director	Executive Vice President Miller Brewing Company

Alan S. Dawes Director	Executive Vice President and Chief Financial Officer Delphi Automotive Systems Corporation

Dr. Bernd Gottschalk** Director	President Association of the German Automobile Industry

Shoichiro Irimajiri*** Director	President and Representative Director Sega Enterprises, Ltd.

Thomas G. Labrecque Director	Former Chairman The Chase Manhattan Corporation

Susan A. McLaughlin Director	President-Consumer Services BellSouth Telecommunications, Inc.

John D. Opie Director	Vice Chairman of the Board and Executive Officer General Electric Company

Roger S. Penske Director	Founder and Chairman Penske Corporation

Donald L. Runkle Director	Executive Vice President and President, Dynamics and Propulsion Sector Delphi Automotive Systems Corporation

Thomas Wyman Lead Director	Former Chairman, Chief Executive Officer CBS, Inc.

Executive Officers Who Are Not Directors

Name	Title and Present Principal Occupation

José Maria Alapont****	Vice President and President, Delphi Europe

John P. Arle	Vice President, Mergers and Acquisitions

Volker J. Barth**	Vice President and President Delphi South America

James A. Bertrand*****	Vice President and President, Delphi Interior Systems

John G. Blahnik	Vice President and Treasurer

Kevin M. Butler	Vice President, Human Resources Management

Ray C. Campbell	Vice President, Global Purchasing

Guy C. Hachey*****	Vice President and President, Delphi Energy and Chassis Systems

Karen L. Healy	Vice President, Corporate Affairs and Facilities

David R. Heilman	Vice President and President, Delphi Packard Electric Systems

Peter H. Janak	Vice President and Chief Information Officer

Mark C. Lorenz	Vice President, Operations and Logistics

Rodney O’Neal	Executive Vice President and President, Safety, Thermal, and Electrical Architecture Sector

Ronald M. Pirtle	Vice President and President, Delphi Harrison Thermal Systems

Logan G. Robinson	Vice President and General Counsel

James A. Spencer	Vice President and President, Delphi Asia Pacific

Paul J. Tosch	Vice President and President, Delphi Saginaw Steering Systems

Mark R. Weber	Executive Vice President, Operations, Human Resources Management and Corporate Affairs

David B. Wohleen	Executive Vice President, President, Electronics & Mobile Communication Sector and President, Delphi Delco Electronic Systems

*Citizen of Brazil

**Citizen of Germany

***Citizen of Japan

****Citizen of Spain

*****Citizen of Canada

Exhibit Index

Exhibit	Description

99.1	Option Purchase Agreement

99.2	Warrant Purchase Agreement